UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                        AMENDMENT NO. 3

                               TO

                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934

    Southwest Royalties Institutional Income Fund X-A, L.P.
                        (Name of Issuer)


                 Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)


                         L. Paul Latham
                   Southwest Royalties, Inc.
                   6 Desta Drive, Suite 6500
                   Midland, Texas 79705-5510
                         (432) 682-6324
                (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                       December 15, 2006
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?

                    CUSIP No. Not Applicable

 (1) Names of Reporting Persons              Southwest Royalties,
Inc.

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          Not Applicable

 (6) Citizenship or Place of
     Organization                       Delaware corporation


Number  of  Shares/Units  Beneficially Owned  by  Each  Reporting
Person With:


 (7) Sole Voting Power                  949.0 Units

 (8) Share Voting Power                 None

 (9) Sole Dispositive Power                  949.0 Units

(10) Shared Dispositive Power           None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person          949.0 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                             Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)                   8.4% of class of
                                        11,316 Units

                                             (14) Type of Reporting
                                         Person                CO
                                         (Managing        General
                                         Partner of Issuer)

Item 1.                                 Type     of     Security:
                                        Limited       Partnership
                                        Interests ("Units")

                                             Name of Issuer:
                                        Southwest Royalties
                                        Institutional Income Fund
                                        X-A, L.P.

          Address of Issuer's           6 Desta Drive
          Principal Executive           Suite 6500
          Offices:                      Midland, Texas 79705

Item 2(a).     Name of Person
          Filing:                       Southwest Royalties, Inc.

Item  2(b).     Address of Principal               6 Desta Drive,
Suite 6500
          Business Office:                   Midland, Texas 79705

Item 2(c).     Present Occupation:           Not Applicable

Item 2(d).     Criminal Convictions:              None

Item 2(e).     Civil Securities Laws
          Injunctions or
          Prohibitions:                 None

Item 2(f).     Citizenship:                  Delaware, U.S.A.

Item 3.                                 Source      of     Funds:
                                        Working  capital  of  the
                                        Reporting Person.

Item 4.   Purpose of Transactions:

     Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

Item 5.        Interest in Securities

     The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 949.0 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 8.4% of the total 11,316 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 7.7% to 8.4% occurred between July 1, 2006 and December 15, 2006 when the Reporting Person purchased an additional 78 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $81.46 to $86.43.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                             Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: December 28, 2006       By:  /s/ L. Paul Latham
                              ----------------------------------
                              L. Paul Latham, President and
                              Chief Executive Officer,
                              of Southwest Royalties, Inc.
                              the Managing General Partner